Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-283556 and 333-283556-01

October 29, 2026

PUBLIC STORAGE OPERATING COMPANY

$500,000,000 5.600% Senior Notes due 2036

Final Term Sheet

Issuer:	Public Storage Operating Company

Guarantor:	Public Storage (PSA)

Security:	5.600% Senior Notes due 2036

Trade Date:	October 29, 2026

Settlement Date:	November 6, 2026 (T+6)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	November 15, 2036

Coupon (Interest Rate):	5.600% per annum, payable in semi-annual amounts in arrears

Benchmark Treasury:	4.625% due August 15, 2036

Benchmark Treasury Price / Yield:	97-04+ / 4.997%

Spread to Benchmark Treasury:	T+ 83 basis points

Reoffer Yield:	5.827%

Price to Public:	98.293% of principal amount

Underwriting Discount:	0.450% of principal amount

Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2027

Record Dates:	May 1 and November 1

Redemption Provision:	Make-whole call prior to August 15, 2036 (three months prior to the maturity date of the Notes) based on U.S. Treasury +15 basis points or at par on or after August 15, 2036

Joint Book-Running Managers:	BofA Securities, Inc.
BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC

Co-Managers:	RBC Capital Markets, LLC
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Huntington Securities, Inc.
Citigroup Global Markets Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC

ISIN:	US74464AAJ07

CUSIP Number:	74464A AJ0

The issuer has filed a registration statement (including a base prospectus) and prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement related thereto if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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